Exhibit 99.1

MEDICURE INC.

2-1250 Waverley Street

Winnipeg, Manitoba R3T 6C6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the “Meeting”) of the shareholders of Medicure Inc. (the “Corporation”) will be held in Winnipeg, Manitoba, at 2-1250 Waverley Street, on Monday, June 22, 2020 at 11:00 a.m. (Central Daylight time) for the following purposes:

1.	to receive and consider the audited financial statements of the Corporation for the period ended December 31, 2019 together with the auditors’ report thereon;

2.	to elect six (6) directors for the ensuing year, namely Dr. Albert D. Friesen, Dr. Arnold Naimark, Brent Fawkes, Manon Harvey, Gerald P. McDole and Peter Quick;

3.	to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment thereof.

As a result of heightened health and safety concerns related to the COVID-19 pandemic, in person attendance at the Meeting will be limited to registered shareholders, duly appointed proxyholders, and essential personnel. The Corporation strongly encourages shareholders not to attend the Meeting in person and to consult the recommendations of the Public Health Agency of Canada, Manitoba Health and local public health authorities for preventing the spread of COVID-19 through the practice of physical distancing. The Corporation encourages shareholders to vote their common shares prior to the Meeting following the instructions set out in the enclosed Management Proxy Circular and Proxy.

Shareholders unable to attend the Meeting by teleconference are requested to read the enclosed Management Proxy Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof with the Corporation’s transfer agent, Computershare Trust Company of Canada, of 100 University Avenue, Toronto, Ontario, M5J 2Y1 at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. Unregistered shareholders who received the Proxy through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

NOTES:
1.	Holders of common shares of the Corporation are requested to sign and return, in the envelope provided for that purpose, the accompanying Proxy for use at the Meeting.

2.	Only holders of common shares of the Corporation of record at the close of business on May 12, 2020 will be entitled to vote at the Meeting.

DATED at Winnipeg, Manitoba, this 12th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Albert D. Friesen”
Dr. Albert D. Friesen
Chairman, President & CEO